

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

<u>Via E-mail</u>
Mr. Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

      Re: **The Procter & Gamble Company**
                 Form 10-K for the fiscal year ended June 30, 2012
                 Filed August 8, 2012
                 File No. 1-434

Dear Mr. Moeller:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ John Cash

                          John Cash
                          Accounting Branch Chief